February 10, 2009

Mail Stop 4561

Mr. Neal Ludeke, Chief Financial Officer
Richman Tax Credit Properties II L.P.
340 Pemberwick Road
Greenwich, CT   06831

RE: American Tax Credit Properties II L.P.
**   File No. 000-18405**
**   Form 10-K for the year ended March 30, 2008**
**   Form 10-Q for the quarter ended September 29, 2008**

Dear Mr. Ludeke:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended March 30, 2008

Cover Page of Registration Statement

1. We note that you have incorporated certain disclosure by reference. Please file all relevant pages from your prospectus or post-effective amendments as exhibits in accordance with Instruction G.1 of Form 10-K and Rule 240.12b-23(a)(3) of the Exchange Act.

Item 1.A Risk Factors, page 3

2. Please update your risk factor section. Additional risks may include, but are not limited to the following:

    a.   Impact of current market conditions;

    b.   Ability to refinance in current market;

    c.   Inability of tenants to pay rent in light of current market conditions;

    d.   Known environmental problems on your properties;

    e.   Known compliance issues with the American with Disabilities Act;

    f.   Risk of law suits from tenants or guests for injury on properties;

    g.   Known changes in surrounding real estate that may impact value of property;

    h.   Known deficiencies in insurance coverage; and

    i.   Reductions in funding.

As noted above, this list is not intended to be all-inclusive. Please review your risk factors and revise your disclosure to address all material risks.

Item 2. Properties, page 5

3. We note your disclosure in the risk factor on page 4 that the Compliance Period is for a minimum of fifteen years and that compliance may be extended beyond this period. Please disclose the properties that are subject to the extended use provisions and disclose the amount of time remaining that these properties must remain in compliance.

4. Please revise the table on pages 6 through 8 to identify the properties that are not held in fee and the properties that are subject to any major encumbrance. Briefly describe how the properties are held and disclose the material terms of any encumbrance. Refer to Item 102 of Regulation S-K.

5. For each material property, please revise the table to disclose the square footage of each property, the percentage of units rented, average annual rent, average annual subsidy payments, and when each property was purchased. We also note that certain properties or interests have been sold. Please add disclosure to the

footnotes to disclose the price the property or interest was sold for and whether there was any gain or loss on the sale.

6. For each material property, please disclose whether there are any plans to improve or renovate any of the properties and, if so, the estimated costs and the proposed method of financing. If there are no plans of this nature, please disclose this.

7. Please disclose whether each material property is adequately covered by insurance. If not, please add a risk factor to address this.

Part II. page 9

Item 7. Management's Discussion and Analysis … page 10

Local Partnership Matters, page 12

8. We note your disclosure that the General Partner intends to sell or assign your interests in the local partnerships subsequent to the expiration of the respective compliance periods. We note your disclosure that the Compliance Period had expired for all of the local partnerships. Please disclose the steps that the general partner has taken to sell or assign these interests. Also explain what business the Registrant intends to conduct after its interests have been sold or assigned. For example, will the Registrant liquidate or dissolve, or will it acquire other real estate interests? In addition, please include any related risk factors in the risk factors section.

Financial Statements

Note 5 Investment in Local Partnerships, page 30

9. We noted that you have disclosed financial information for all your investees on a combined basis. Please explain to us how your disclosure complies with Rule 8-03(b)(3) of Regulation S-X as it requires summarized financial data for those investees that meet the significance threshold as defined in the referenced rule.

Part III, page 38

Item 10. Directors and Executive Officers of the Registrant, page 38

10. Please provide disclosure regarding the experience of Mr. Krafnick in accordance with Item 401 of Regulation S-K.

American Tax Credit Properties II L.P.
Page 4 of 5

Item 12. Security Ownership of Certain Beneficial Owners and Management … page 39

> 11. Please provide the disclosure required by Item 403 of Regulation S-K in the manner prescribed by this section. For example, please include any securities owned by the General Partner, if applicable.

Exhibits

> 12. We note that you have incorporated agreements by reference to your quarterly and annual reports. Please review the dates provided for these reports and revise to provide the correct filing date. For example, we note that a 10-Q was not filed on September 29, 2004.

> 13. Please file, or incorporate by reference as applicable, all exhibits required by Item 601 of Regulation S-K.

> 14. Please file copies of the agreements you have entered into with the General Partner and certain affiliates in accordance with Item 601(b)(10) of Regulation S-K.

　　As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

　　We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

　　In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 with any other questions.

Sincerely,

Cicely LaMothe
Branch Chief